UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

Commission File Number:        000-21531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Natural Foods, Inc.
313 Iron Horse Way
Providence, Rhode Island 02908

REQUIRED INFORMATION

I.    Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Note: Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.    Exhibits

23     Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i -schedule of assets (held at end of year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

Providence, Rhode Island
June 15, 2017

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value:
Mutual funds	$208,813,722	$175,780,984
Common collective trusts	16,259,706	13,891,596
United Natural Foods, Inc. common stock	56,371,726	52,940,993
Total investments at fair value	281,445,154	242,613,573

Receivables:
Notes receivable from participants	9,915,430	8,382,495
Other receivables	13,110	50,237
Total receivables	9,928,540	8,432,732
Total assets	291,373,694	251,046,305

Liabilities:
Excess contributions payable	293,171	285,141
Total liabilities	293,171	285,141
Net assets available for benefits	291,080,523	250,761,164

See notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Investment income:
Interest and dividends	$6,120,736	$7,907,168
Net appreciation (depreciation) in fair value of investments	17,652,594	(32,131,392)
Total investment gains (losses)	23,773,330	(24,224,224)

Interest income on notes receivable from participants	383,452	326,117

Contributions:
Employee contributions	21,693,880	18,884,304
Employer contributions	8,652,251	7,370,285
Rollover contributions	2,766,475	3,992,053
Rollover contributions resulting from acquisition	10,756,994	—
Total contributions	43,869,600	30,246,642
Total additions	68,026,382	6,348,535

Deductions from net assets attributed to:
Benefits paid directly to participants	27,534,163	21,629,161
Deemed distributions of participant loans	2,057	21,202
Administrative expenses	170,803	86,829
Total deductions	27,707,023	21,737,192
Net increase (decrease)	40,319,359	(15,388,657)

Transfer of assets into the plan	—	51,909,462

Net assets available for benefits, beginning of plan year	250,761,164	214,240,359
Net assets available for benefits, end of plan year	$291,080,523	$250,761,164

See notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

1. Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document, including the adoption agreement, for a more complete description of the Plan's provisions.

(a)	General
The Plan, which became effective on October 1, 1989, is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. and its subsidiaries (the “Company” or “Plan Administrator”). Substantially all employees who have completed six months of service are eligible to join the Plan.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective October 30, 2015, shares owned as part of the Company's Employee Stock Ownership Plan ("ESOP") were merged into the Plan. Assets transferred into the Plan during the year ended December 31, 2015 as a result of this transfer were approximately $51.9 million.

(b)	Contributions
Each year, participants may contribute up to 75% of their eligible pretax compensation, as defined by the Plan, subject to limitations established by the Internal Revenue Code.

The Company may elect to make discretionary matching contributions or non-elective contributions to the Plan. During the years ended December 31, 2016 and 2015, the Company matched 50% of the first 8% of eligible compensation that a participant contributed to the Plan. Company contributions totaled $8,652,251 and $7,370,285 for the years ended December 31, 2016 and 2015, respectively. The Plan also permits participants to make catch-up contributions, though not eligible for Company match, and rollover contributions.

(c)	Participant Accounts
The Plan's record keeper maintains an account in the name of each participant to which each participant's contributions, the Company's contributions for such participant, and the participant's share of the net earnings, losses and expenses, if any, of the various investments are recorded. Allocations are generally based on eligible participants' compensation or account balances, as defined by the Plan. The earnings on the assets held in each of the investments and all proceeds from the sale of such assets are held and reinvested in the respective investments.

Participants may rollover contributions of before-tax dollars from a prior employer's eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their plan accounts. Rollovers must be made within the time limits prescribed by the Internal Revenue Service ("IRS"). Rollover contributions totaled $13,523,469 and $3,992,053 for the years ended December 31, 2016 and 2015, respectively. During the year ended December 31, 2016 the plan received rollover contributions totaling $10,756,994 as a result of its acquisition of Haddon House Food Products, Inc.

(d)	Vesting
Participants are immediately fully vested in their contributions transferred from previous employers' plans, employee pretax contributions and any earnings thereon. Vesting in the Company's contribution portion of a participant's account (whether through matching or non-elective contributions), plus any earnings thereon, is generally based on years of continuous service. A participant is 100% vested in such contributions after four years of credited service, with 25% vesting each year. Participants earn one year of service for each twelve months of service completed with the Company. Participants also become fully vested in the Company's contributions regardless of years of service at age 59 or upon death or permanent and total disability.

(e)	Notes Receivable from Participants
Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants) may borrow from their investment accounts. Loans are secured by the vested portion of a participant's account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant's vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability. The loans bear interest at rates that range from 4.00% to 9.50%, which are commensurate with prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(f)	Distribution of Benefits
Participants (or, in the event of a participant's death, their beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 ½ may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company. Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. Distributions made to individuals who have not attained the age of 59 ½ may be subject to a 10% early distribution penalty.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant's vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals for financial hardship are permitted provided they meet regulations prescribed by the IRS and are for a severe and immediate financial need. The participant must have exhausted all other assets reasonably available, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(g)	Forfeited Amounts
At December 31, 2016 and 2015, the balance of non-vested forfeited accounts totaled $42,333 and $5,491, respectively. These account balances are used to reduce future employer contributions. During the years ended December 31, 2016 and 2015, forfeited amounts totaling $275,038 and $281,795, respectively, were used to reduce employer contributions.

2. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Payments of Benefits
Benefits are recorded when paid.

(c)	Valuation of Investments
The Plan's investments are stated at fair value. Shares of registered investment companies and United Natural Foods, Inc. common stock are valued at quoted market prices in active markets. The Fidelity Managed Income Portfolio is valued at the sum of the fair value of the investment “wrapper” and the underlying assets of commingled funds as reported by Fidelity Management Trust Company. Money market funds are valued at cost which approximates fair value. See Note 3 for further discussion of the methods used to determine the fair value of investments held by the Plan.

The Fidelity Managed Income Portfolio and the Wells Fargo Stable Value Fund investment options are common collective trusts that are invested in guaranteed investment contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans - Investments (Other) (“ASC 962-325”) and are recorded at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Net (depreciation) appreciation in the fair value of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In July 2015 the FASB issued ASU 2015-12, Plan Accounting: Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in the fair value of investments by general type. Part II also simplifies the level of disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part I and III of the standard involve matters not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Part II is to be applied retrospectively. The Plan has elected to adopt the applicable provisions as of December 31, 2016, and the adoption is reflected in the accompanying financial statements.

The adoption of ASU 2015-12 modified presentation and disclosures of investments as of December 31, 2016 and 2015, but did not impact the Plan’s net assets available for benefits.

(d)	Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.

(e)	Administrative Expenses
Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses, including legal and audit fees, are paid by the Company.

(f)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risks and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Fair Value Measurements

The Plan applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a framework for measuring fair value and specifies required disclosure about fair value measurements of assets and liabilities.

ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs. ASC 820 places a higher priority on the use of observable inputs over unobservable inputs. A fair value hierarchy based on inputs was developed to categorize assets into three levels:

Level 1:  Assets that have observable inputs that reflect quoted prices for identical assets or liabilities in active markets (NYSE, NASDAQ). Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset. Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An asset's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Common Stock
UNFI Common Stock is valued at the closing price reported on the NASDAQ Global Select Market, and therefore presented as a Level 1 asset.

Mutual Funds
Mutual funds within the Plan classified as Level 1 assets are valued at the published closing price in active markets.

Common Collective Trusts
The guaranteed investment contracts (or “GIC”) are comprised of wrapper contracts and underlying investments. The fair value of the wrapper contracts represent the difference between the replacement cost and actual cost of the contracts and are calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are commingled funds which are valued using the Net Asset Value (or "NAV") which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market as defined above under “Mutual Funds”, and are therefore classified as Level 2 assets. As the fair market value of the wrapper contracts represent an insignificant amount of the total value of the Common Collective Trusts, they have been shown combined as a level 2 asset.

Below are the Plan's investments carried at fair value on a recurring basis classified by the ASC 820 fair value hierarchy levels as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$56,371,726	$—	$—	$56,371,726
Mutual Funds
Balanced Funds	149,028,821	—	—	149,028,821
Domestic Funds	48,666,397	—	—	48,666,397
Bond Funds	11,118,504	—	—	11,118,504
Common Collective Trusts	—	16,259,706	—	16,259,706
Totals	$265,185,448	$16,259,706	$—	$281,445,154

	December 31, 2015
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$52,940,993	$—	$—	$52,940,993
Mutual Funds
Balanced Funds	119,227,739	—	—	119,227,739
Domestic Funds	47,401,923	—	—	47,401,923
Bond Funds	9,151,322	—	—	9,151,322
Common Collective Trust	—	13,891,596	—	13,891,596
Totals	$228,721,977	$13,891,596	$—	$242,613,573

4. Related Party Transactions (Party-In-Interest)

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee and custodian as defined by the Plan. Activities involving these funds qualify as party-in-interest transactions. In addition, at December 31, 2016 and 2015, the Plan held 1,181,266 and 1,345,011 shares of the Company's $0.01 par value per share common stock, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Income Tax Status

In prior years, and through October 30, 2015, the Plan was based on a volume submitter plan. The IRS informed the volume submitter plan sponsor (Fidelity Management and Research Company), in an opinion letter dated March 31, 2008, that the form of the Plan is acceptable under the requirements of the Internal Revenue Code. An employer may rely on a favorable opinion letter issued to a volume submitter sponsor as evidence that the plan is qualified under Code Section 401(a) as provided in Revenue Procedure 2011-49. As of October 30, 2015, to reflect the merger of the ESOP into the Plan, the Plan was amended and restated as an individually-designed plan. The Plan Administrator believes that the Plan intends to maintain and operate the Plan in accordance with the applicable requirements of the IRS so that the Plan is qualified and the related trust is tax-exempt. Effective October 30, 2015, the plan document was amended and restated as an individually designed plan.

U.S. generally accepted accounting principles require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination. The Plan Administrator believes that there are no uncertain tax positions that would have a material impact on the financial statements of the Plan. Therefore, no provision for income taxes has been recorded in these financial statements.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$291,080,523	$250,761,164
Excess contributions payable as of period end	293,171	285,141
Assets available for benefits per the financial statements	291,373,694	251,046,305
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	94,868
Net assets per Form 5500	$291,373,694	$251,141,173

The following is a reconciliation of employee contributions, total additions, and total deductions per the financial statements for the years ended December 31, 2016 and 2015:

	2016	2015
Employee contributions per the financial statements	$21,693,880	$18,884,304
Excess contributions payable	293,171	285,141
Difference between prior year accrual and actual for excess contributions	(14,303)	—
Employee contributions per Form 5500	$21,972,748	$19,169,445

Total additions per the financial statements	$68,026,382	$6,348,535
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(94,868)	(118,739)
Items to reconcile employee contributions per the financial statements to employee contributions per the Form 5500	278,868	285,141
Total income per Form 5500	$68,210,382	$6,514,937

Total deductions per the financial statements	$27,707,023	$21,737,192
Excess contributions paid during the current year	270,838	—
Total expenses per Form 5500	$27,977,861	$21,737,192

SCHEDULE I
UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2016

	(b) Identity of issue, borrower,	(c) Description of investment, including maturity date,				(e) Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value			(d) Cost	value
	Mutual funds:
	Vanguard	Target Retirement 2030 Fund	1,316,496	shares	**	$26,395,748
	Vanguard	Target Retirement 2025 Fund	1,106,790	shares	**	22,257,540
*	Fidelity	500 Index Fund	248,283	shares	**	19,453,000
	Vanguard	Target Retirement 2020 Fund	949,194	shares	**	19,116,771
	Vanguard	Target Retirement 2035 Fund	806,896	shares	**	16,137,912
	Vanguard	Target Retirement 2040 Fund	766,542	shares	**	15,284,857
*	Fidelity	Contrafund Fund	111,516	shares	**	10,970,952
	Vanguard	Target Retirement 2045 Fund	383,536	shares	**	7,659,223
*	Fidelity	Extended Market Index Fund	135,188	shares	**	7,508,335
	Vanguard	Target Retirement 2050 Fund	362,477	shares	**	7,242,295
	Vanguard	Mid Cap Growth Fund	286,098	shares	**	6,408,604
*	Fidelity	International Discovery Fund	173,137	shares	**	6,298,727
	MetWest	Total Return Bond Fund	568,994	shares	**	5,638,731
	Columbia	High Yield Bond Fund	1,873,160	shares	**	5,450,896
	Vanguard	Target Retirement 2015 Fund	269,951	shares	**	5,439,509
*	Fidelity	Balanced Fund	201,421	shares	**	4,435,297
	AB Global	Discovery Value Fund	205,382	shares	**	4,389,010
	Hartford	Small Company HLS IB Fund	247,965	shares	**	4,007,120
	Hartford	Value HLS IA Fund	233,707	shares	**	3,568,699
	Calvert	Investment Equity I Fund	79,476	shares	**	3,331,629
	Vanguard	Target Retirement 2055 Fund	143,427	shares	**	2,869,968
	Vanguard	Target Retirement 2010 Fund	89,498	shares	**	1,808,762
*	Fidelity	Government Income Fund	177,347	shares	**	1,803,616
	Vanguard	Target Retirement Income Fund	44,115	shares	**	892,441
	Vanguard	Target Retirement 2060 Fund	20,771	shares	**	415,203
	Vanguard	Federal Money Market Fund	28,877	shares	**	28,877
		Subtotal Mutual Funds				208,813,722
	Common Collective Trust
*	Fidelity	Managed Income Portfolio	15,600,623	shares	**	15,600,623
	Wells Fargo	Stable Value Fund	12,713	shares	**	659,083
		Subtotal Common Collective Trust				16,259,706
	Corporate Stock (including Employer stock)
*	UNFI	Common Stock	1,181,266	shares	**	56,371,726
		Subtotal Corporate Stock				56,371,726
	Receivables:
*	Notes receivable from participants	Interest rates ranging from 4.00% to 9.50% and maturities from January 2, 2017 through December 22, 2031				9,915,430

		Total Assets (Held at End of Year)				$291,360,584

* Denotes party-in-interest
** Cost not determinable for participant directed investments
See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

By:	United Natural Foods, Inc., as Plan Administrator

By:	/s/ Michael P. Zechmeister
Michael P. Zechmeister
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 15, 2017

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm